UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Gulf Coast Ultra Deep Royalty Trust

(Name of Issuer)

Royalty Trust Units

(Title of Class of Securities)

40222T104

(CUSIP Number)

November 27, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 40222T104	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Neil S. Subin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON IN-OO**

**	See Explanatory Note.

Explanatory Note:

This Amendment No. 3 to Schedule 13G is filed by Neil S. Subin, who is the President and Manager of MILFAM LLC, which serves as manager, general partner, or investment advisor of a number of entities. Mr. Subin also serves as trustee of a number of Miller family trusts.

Item 1(a).	Name of Issuer

Gulf Coast Ultra Deep Royalty Trust

Item 1(b).	Address of Issuer’s Principal Executive Offices

The Bank of New York Mellon Trust Company, N.A., as trustee

601 Travis Street, 16th Floor

Houston, Texas 77002

Item 2(a).	Name of Person(s) Filing

Neil S. Subin

Item 2(b).	Address of Principal Business Office or, if none, Residence

2336 SE Ocean Blvd, Suite 400

Stuart, Florida 34996

Item 2(c).	Citizenship

United States

Item 2(d).	Title of Class of Securities

Royalty Trust Units

Item 2(e).	CUSIP Number

40222T104

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable, this statement is filed pursuant to Rule 13d-1(c).

Item 4.	Ownership:

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page hereto and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Other persons have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Trust Units beneficially owned by Mr. Subin.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2024

/s/ Neil S. Subin
Neil S. Subin